GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED AUGUST 31, 2009 and 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. as at August 31, 2009 and 2008, and the consolidated statements of loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan and Company”

December 22, 2009

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated December 22, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan and Company”

December 22, 2009

Chartered Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	AUGUST 31
	2009	2008

ASSETS

Current
Cash	$169,781	$119,831
Short term investments (Note 3)	405,000	2,558,945
Accounts receivable (Note 4)	164,327	177,176
Prepaid expenses	13,149	26,490
	752,257	2,882,442

Exploration Advances	23,461	20,171
Mineral Property Acquisition Costs (Note 5)	334,773	334,773
Mineral Property Exploration Costs (Note 5)	7,007,530	7,449,608
Property and Equipment (Note 6)	104,200	108,727

	$8,222,221	$10,795,721

LIABILITIES

Current
Accounts payable and accrued liabilities	$39,879	$454,703
Employment Benefit Obligations	26,000	46,000
	65,879	500,703

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	19,133,783	19,133,783

Contributed Surplus (Note 7)	1,569,184	1,511,677

Deficit	(12,546,625)	(10,350,442)
	8,156,342	10,295,018

	$8,222,221	$10,795,721

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2009	2008	2007

Expenses

Amortization	$23,800	$19,696	$12,653
Automobile	3,288	3,519	3,860
Consulting (Note 10(e))	68,346	60,143	22,703
Foreign exchange loss (gain)	36,485	(16,460)	38,962
Investor relations	34,050	172,625	135,861
Management fees (Note 10(b))	120,000	120,000	120,000
Corporate office and general (Note 10(d))	61,417	54,082	52,497
Professional fees	72,433	44,487	29,512
Rent and utilities	59,013	72,088	68,256
Transfer agent and filing fees	15,043	40,991	80,869
Travel	43,260	71,734	31,109
Stock based compensation	57,507	122,780	333,813
Wages and benefits (Note 10(c))	189,846	265,076	222,653
Loss Before Other Income (Expense)	(784,488)	(1,030,761)	(1,152,748)

OTHER INCOME (EXPENSE)
Gain On Sale Of Equipment	2,302	-	-
Write Down Of Mineral Property Exploration Costs	(1,435,660)	-	-
Sales Taxes Recovery	3,469	-	-
Interest Income	18,194	209,684	117,192

Net Loss For The Year	(2,196,183)	(821,077)	(1,035,556)

Deficit, Beginning Of Year	(10,350,442)	(9,529,365)	(8,493,809)

Deficit, End Of Year	$(12,546,625)	$(10,350,442)	$(9,529,365)

Loss Per Share – Basic and Diluted	$(0.04)	$(0.01)	$(0.02)

Weighted Average Number Of Shares Outstanding – Basic and diluted	60,934,037	60,875,845	49,092,397

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2009	2008	2007

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(2,196,183)	$(821,077)	$(1,035,556)
Items not affecting cash:
Amortization	23,800	19,696	12,653
Gain on sale of equipment	(2,302)	-	-
Stock based compensation	57,507	122,780	333,813
Unrealized foreign exchange loss	(2,036)	-	-
Write down of mineral property exploration costs	1,435,660	-	-

Change in non-cash operating assets and liabilities:
Accounts receivable	12,849	(42,805)	(79,144)
Prepaid expenses	13,341	(3,944)	(12,383)
Accounts payable and accrued liabilities	(43,760)	(194,231)	7,729
Employment benefit obligations	(20,000)	9,000	6,000
	(721,124)	(910,581)	(766,888)
Investing Activities
Exploration advances	-	-	(90,146)
Expenditures on mineral properties	(1,365,900)	(3,566,852)	(579,748)
Purchase of short term investments	-	-	(7,630,945)
Proceeds from redemption of short term investments	2,153,945	4,422,000	2,162,759
Purchase of property and equipment	(22,247)	(54,315)	(34,141)
Proceeds from sale of equipment	5,276	-	-
	771,074	415,594	(6,172,221)
Financing Activities
Share issuances for cash	-	45,000	7,367,200
Share issue costs	-	-	(378,145)
	-	45,000	6,989,055

Increase (Decrease) In Cash	49,950	(64,747)	49,946

Cash, Beginning of Year	119,831	184,578	134,632

Cash, End of Year	$169,781	$119,831	$184,578

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares issued for agent’s commission	$-	$-	$100,990

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company is in the development stage and is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for resources properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization value may be substantially different from carrying value as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At August 31, 2009, the Company had not yet achieved profitable operations, had a working capital of $712,378 and expects to incur further losses in the development of its business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”) and are stated in Canadian dollars unless otherwise noted.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”).  A VIE is an entity in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  The Company has determined that it does not have a primary beneficiary interest in a VIE.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities, amounts recorded for related party transactions and balances, asset retirement obligations and stock-based compensation valuations.  Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

d)

Financial Instruments

The Company follows CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)   Financial Instruments (Continued)

Sections 3862 and 3863 establish standards for disclosure and presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them (Note 8).  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has made the following designations of its financial instruments:  cash and short-term investments as held-for-trading; accounts receivable as loans and receivables and accounts payable and accrued liabilities and employee benefits obligations as other financial liabilities.  The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. (Note 8)

e)

Foreign Currency Translation

The Company’s reporting currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars using the temporal method as follows:

i)

Monetary items at the rate prevailing at the balance sheet date;

ii)

Non-monetary items at the historical exchange rate;

iii)

Revenues and expenses at the average rate in effect during the applicable accounting period; and

iv)

Gains or losses arising on foreign currency translation are included in the statements of loss and deficit.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

g)

Mineral Property Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred and capitalized until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral property acquisition exploration costs represent costs incurred and are not intended to reflect present or future values. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge that changes in future conditions could require a material change in the recorded amounts.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects.  The

Company does not carry title insurance.  The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

h)

Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 25%
Vehicles	25%

i)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)   Employee Future Benefits (Continued)

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

j)

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)

Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties.  Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset.  Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

As of August 31, 2009, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

l)

Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors. Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus. Stock options which vest immediately are recorded at the date of grant. Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period. Stock options issued to consultants that vest over time are valued at each vesting date as services are rendered. Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

iii)

Share issuance costs – Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

n)

Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided when unrecognized net future income tax assets are not more likely than not to be realized.

o)

Accounting Policy Changes

Effective September 1, 2008, the Company adopted the following new CICA Handbook Sections on a prospective basis with no restatement to prior period financial statements:

i)

Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company will be required to disclose the following:

•

  qualitative information about its objectives, policies and processes for managing      capital;

•

  summary quantitative data about what it manages as capital;

•

  whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

  when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Accounting Policy Changes (Continued)

ii)

Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•

    the significance of financial instruments for the Company’s financial position and performance;

•

  the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and

•

    how the Company manages those risks.

iii)

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)

The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Accounting Policy Changes (Continued)

v)

Effective September 1, 2008, the Company implemented CICA handbook section 3064, “Goodwill and intangible assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

p)   Future Accounting Changes

i)

International Financial Reporting Standards (“IFRS”)

In 2006, The Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The adoption date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

              ii)

 Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)   Future Accounting Changes (Continued)

             ii)

 Business Combinations (Continued)

 It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.  The Company is currently valuating the impact of the adoption of these sections.

iii)

 Financial Statement Concepts

CICA Handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle.  The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of the adoption of this change on its financial statements.

3.

SHORT-TERM INVESTMENTS

As at August 31, 2009, short–term investments in the amount of $405,000 (2008 - $2,558,945) were comprised of Canadian investments in guaranteed investment certificates maturing on May 21, 2010 and effective interest rates of 0.7% (2008 – 2.75%).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

4.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2009	2008

Sales taxes recoverable	$ 75,084	$ 149,806
Interest receivable	792	20,822
Other receivable	88,451	6,548
	$ 164,327	$ 177,176

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

                State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CANARIO	TOTAL	TOTAL
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2009	2008

Acquisition costs	$-	$-	$-	$-	$-	$-	$	$	$	$-

Exploration costs
Assaying	58,255	-	-	-	-	-	94,154	-	152,409	382,773
Drilling	-	-	-	-	-	-	434,750	-	434,750	2,750,769
Geology and mapping	12,534	350	-	-	-	-	79,580	-	92,464	267,914
Property taxes and passage rights	2,288	591	10,233	-	2,214	16,068	4,340	12,091	47,825	58,938
Salaries	-	11	-	-	-	-	238	-	249	78,808
Travel	6,629	8,078	-	-	-	509	16,257	8	31,481	11,688
Road construction and site preparation	6,041	-	5,832	-	-	-	29,355	-	41,228	198,084
Facilities and other	17,246	22,566	-	-	-	10,823	140,052	2,488	193,175	272,384
Current costs	102,993	31,596	16,065	-	2,214	27,400	798,726	14,587	993,581	4,021,358
Write down	-	-	(1,435,660)	-	-	-	-	-	(1,435,660)	-
Balance, beginning of year	3,441,092	111,893	1,494,595	35,473	11,675	36,337	2,300,379	352,938	7,784,382	3,763,023
Balance, end of year	$3,544,085	$143,489	$75,000	$35,473	$13,889	$63,737	$3,099,105	$367,525	$7,342,303	$7,784,381

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,474,828	$143,489	$-	$35,473	$13,889	$63,737	$2,911,982	$364,132	$7,007,530	$7,449,608

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

5.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CANARIO	TOTAL	TOTAL
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2008	2007

Acquisition costs	$-	$-	$-	$-	$-	$-	$	$	$	$-

Exploration costs
Assaying	274,301	-	70,051	-	-	-	38,421	-	382,773	55,894
Drilling	1,540,075	-	761,226	-	-	-	449,468	-	2,750,769	350,150
Geology and mapping	117,204	221	43,850	-	-	-	106,639	-	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	-	-	139	11,409	-	78,808	52,171
Travel	1,720	2,727	4,058	-	-	-	3,183	-	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	-	-	-	73,642	-	198,084	85,455
Facilities and other	53,364	29,028	47,570	-	-	1	142,421	-	272,384	100,974
Current costs	2,088,458	56,502	1,008,788	6,693	2,186	13,138	831,045	14,548	4,021,358	789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,371,835	$111,893	$1,419,594	$35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	$3,428,250

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 (40,000 received) and spend US $450,000 on the property over a period of three years. The agreement was terminated in 2008.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and committed to pay $5,000 in October 2007 (paid) and $10,000 in October 2008 (paid) to complete the acquisition.

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. As of August 31, 2009 the shares have not been listed on the stock exchange or been received.

6.

PROPERTY AND EQUIPMENT

	2009
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$71,117	36,758	34,359
Vehicles	91,415	40,491	50,924
Land	18,917	-	18,917

	$181,449	77,249	104,200

	2008
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$67,879	31,592	36,287
Vehicles	84,303	30,780	53,523
Land	18,917	-	18,917

	$171,099	62,372	108,727

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2007	60,754,037	$18,905,829

Issued for options exercised	180,000	45,000
Fair value of options allocated to shares on exercise	-	182,954

Balance, August 31, 2008 and 2009	60,934,037	$19,133,783

a)

Outstanding Warrants

On April 20, 2009 18,352,726 warrants expired unexercised. As at August 31, 2009, the Company had no share purchase warrants outstanding.

b)

Stock Options

In July 2007, the Exchange approved an investor relations agreement entered into by the Company with a consultant, for a three month period, at a monthly fee of US$7,500 and 60,000 stock options at a price of $0.42 per share. In October 2007, the contract was renewed for a six month term at US$7,500 per month and 120,000 stock options (vested) at a price of $0.31 per share.

In November 2007, the Company granted 200,000 incentive stock options to consultants and 225,000 incentive stock options to employees of the company at a price of $0.35 per share, exercisable for a period of five years.

In December 2008, the Company granted 925,000 incentive stock options to directors and employees of the Company, at a price of $0.10 per share, exercisable for a period of five years.

In April 24, 2009, the Company granted 225,000 incentive stock options to Consultants of the Company, 75,000 at a price of $0.10 per share and 150,000 at a price of $0.12 per share, exercisable for a period of five years.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

Stock based compensation on options granted during the year amounted to $57,507 (2008 - $122,780). The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 1.60% (2008 – 4.15%) dividend yield of nil, volatility factor of 107% (2008 – 99.50%), and a weighted average expected life of the options of 5 years.

A summary of changes in stock options since August 31, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2007	4,985,000	$0.36

Granted	545,000	0.34
Exercised	(180,000)	0.25
Cancelled	(375,000)	0.35
Expired	(50,000)	0.25

Balance August 31, 2008	4,925,000	0.36

Expired	(430,000)	0.36
Granted	1,150,000	0.10
Cancelled	(175,000)	0,38

Balance, August 31, 2009	5,470,000	$0.31

*Subsequent to August 31, 2009, 515,000 stock options expired.

The following summarizes information about stock options outstanding at August 31, 2009:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

5,470,000	2.54 years	$ 0.31	5,470,000	$0.31

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (Continued)

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2007	$ 1,571,851

Stock options granted	122,780
Stock options exercised	(182,955)

Balance, August 31, 2008	1,511,676

Stock options granted	57,507

Balance, August 31, 2009	$ 1,569,183

8.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  A financial asset is any asset that is i) cash; ii) a contractual right to receive cash or another financial asset from another party; iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or iv) an equity instrument of another entity.  A financial liability is any liability that is a contractual obligation to i) deliver cash or another financial asset to another party; or ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity.  An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

      Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

      Credit Risk

The Company is primarily exposed to credit risk on its bank accounts.  Credit risk exposure is limited by placing its cash with high-credit quality financial institutions.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

8.   FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

      Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	FINANCIAL	FINANCIAL
	ASSETS	LIABILITIES

Mexican Pesos	$875,461	$781,304

Based on the above net exposures at August 31, 2009, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the Mexican Peso would result in an increase/decrease of $774 in the Company’s loss from operations

Interest Rate Risk

As at August 31, 2009, the Company does not have any interest bearing financial instruments and accordingly the Company is not exposed to interest rate risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

9.   CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

10. RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $30 (2008 - $16,122) due to a company controlled by a director.

b)

During the year ended August 31, 2009, the Company paid $120,000 (2008 - $120,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the year ended August 31, 2009, the Company paid $44,020 (2008 - $51,186) in wages and benefits to a director.

d)

During the year ended August 31, 2009, the Company paid $53,330 (2008 - $54,300) in respect of corporate office and administration and other costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (Continued)

e)

During the year ended August 31, 2009, the Company paid $60,000 (2008 - $60,000) in consulting fees to a director of the Company.

11. INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2009	2008

Combined statutory tax rate	30%	32%

Expected income tax recovery	$ (663,000)	$(264,000)
Non-deductible differences	17,000	42,000
Effect of changes in tax rate	36,000	250,000
Tax benefits not recognized (recognized)	610,000	(28,000)
Income tax provision	$ -	$-

The significant components of the Company’s future income tax assets were approximately as follows:

	2009	2008

Capital assets	$ 12,000	$6,000
Mineral properties	698,000	577,000
Losses available for future periods	2,316,000	2,692,000
Share issue costs	20,000	85,000
Valuation allowance	(3,046,000)	(3,360,000)
Net future income tax asset	$ -	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

11. INCOME TAXES (Continued)

The Company has Canadian and Mexican non-capital losses of approximately $8,488,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2010	$332,000	2010	$368,000
2011	354,000	2011	298,000
2012	-	2012	1,030,000
2013	-	2013	1,074,000
2014	-	2014	424,000
2015	362,000	2015	124,000
2026	404,000	2016	219,000
2027	535,000	2017	1,512,000
2028	530,000	2018	192,000
2029	515,000	2019	215,000
	$3,032,000		$5,456,000

12. SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2009

Current assets	$680,295	$71,962	$752,257
Equipment	$12,247	$91,953	$104,200
Mineral property costs	$-	$7,342,303	$7,342,303
Total assets	$716,003	$7,506,218	$8,222,221
Interest income	$17,770	$424	$18,194
Net loss	$524,263	$1,671,920	$2,196,183

August 31, 2008

Current assets	$2,731,249	$151,193	$2,882,442
Equipment	$12,799	$95,928	$108,727
Mineral property costs	$-	$7,784,381	$7,784,381
Total assets	$2,764,218	$8,031,503	$10,795,721
Interest income	$195.304	$15,380	$209,684
Net loss	$611,129	$209,948	$821,077

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) that differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

Consolidated Balance Sheets

	2009	2008	2007

ASSETS
Total Assets, Canadian GAAP	$ 8,222,221	$ 10,795,721	$ 11,249,718

Deferred Mineral Property Acquisition Cost	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs	(7,007,530)	(7,449,608)	(3,428,250)

Total Assets, US GAAP	$ 879,918	$ 3,011,340	$ 7,486,695

LIABILITIES
Total Liabilities, Canadian and US GAAP	$ 65,879	$ 500,703	$ 301,403

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	$20,702,967	$ 20,645,460	$ 20,477,680
Deficit and Accumulated Other Comprehensive Income, US GAAP	(19,888,928)	(18,134,823)	(13,292,388)

Shareholders’ Equity, US GAAP	$ 814,039	$ 2,510,637	$ 7,185,292
	$ 879,918	$ 3,011,340	$ 7,486,695

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2009	2008	2007

Loss for the year under Canadian GAAP	$ (2,196,183)	$ (821,077)	$ (1,035,556)
Foreign exchange loss (gain)	36,485	(16,460)	37,874
Mineral exploration expenditures	(993,581)	(4,021,358)	(789,571)
Write down of mineral property exploration costs	1,435,660	-	-

Loss under US GAAP	(1,717,619)	(4,858,895)	(1,787,253)

Comprehensive income
Foreign exchange translation adjustment	(36,485)	16,460	(38,962)
Comprehensive income (loss) under US GAAP	$ (1,754,104)	$ (4,842,435)	$ (1,826,215)

Weighted average number of common shares outstanding under US GAAP	60,934,037	60,875,845	49,092,397

Loss per share under US GAAP	$ (0.03)	$ (0.08)	$ (0.04)

      Consolidated Statements of Cash Flows

	2009	2008	2007

Cash flows from operating activities
Under Canadian GAAP	$ (721,124)	$ (910,581)	$ (766,888)
Mineral exploration expenditures	(1,365,900)	(3,566,852)	(579,748)
Cash used for operating activities under US GAAP	$ (2,087,024)	(4,577,433)	(1,346,636)

Cash flows from financing activities
Under Canadian and US GAAP	$ -	$ 45,000	$ 6,989,055

Cash flows from investing activities
Under Canadian GAAP	$ 771,074	$ 800,834	$ (6,172,221)
Mineral exploration expenditures	1,365,900	3,566,852	579,748
Cash from (used in) investing activities under US GAAP	$ 2,136,974	$ 4,367,686	$ (5,592,473)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

a)   Acquisition of Mineral Properties and Capitalized Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed all mineral property acquisition and exploration expenditures.

b)   Cumulative Since Inception Disclosure

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

c)

Financial Instruments and Other Comprehensive Income

Effective September 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments.  These accounting statements have been adopted on a prospective basis and prior periods have not been restated.  The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent United States Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009.

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity. The standard will become effective in the first quarter of the Company’s fiscal 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through December 22, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009 AND 2008

(Expressed in Canadian Dollars)

14. SUBSEQUENT EVENT

On December 14, 2009, the Company announced an amendment to a private placement previously announced October 5, 2009.  The total number of units was increased from 20,000,000 to 25,000,000 units at a price of $0.15 per unit.  Each unit will consist of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.

Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  The proceeds will be primarily used to expand the mineral resource at the Company’s Las Bolas property and to work on the new Filo do Oro zone on the east side of the Las Bolas property.

Finder’s fees of 8% cash and 8% warrants having the same terms as the warrants under the units may be paid. The financing is subject to regulatory approval.